United States Steel Corporation   Robert M. Stanton
               Law Department                    Assistant General Counsel-
               600 Grant Street                  Corporate & Assistant Secretary
               Pittsburgh, PA  15219-2800
               412 433 2877
               Fax: 412 433 2811
               email:  rmstanton@uss.com








                                                            October 30, 2006

Mr. Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: United States Steel Corporation Form 10-K for year ended December 31, 2005 and Forms 10-Q for Quarters ended March 31 and June 30, 2006
     File No. 1-16811

Dear Mr. Gordon:

In response to the letter from John Hartz dated October 18, 2006, U. S. Steel is pleased to voluntarily provide the following responses and information to the staff of the Securities and Exchange Commission (the "Commission"). For convenience, we have reproduced each of your comments below in italics in the order in which it appeared in your letter, and our response to each comment immediately follows it.

    (a) You say that you do not possess the detailed information necessary to estimate possible additional losses on a site-by-site basis because of the numerous uncertainties inherent in environmental remediation activities. We assume that your counsel separately evaluates each location, making specific judgments about many matters related to these uncertainties (similar to his practice regarding asbestos, a smaller risk contingency). You also state that based on your experience in dealing with remediation activities of this type (presumably the major material sites) you believe that additional liabilities could range in the aggregate up to 100 percent of the accrued liabilities. Explain to us why your counsel is unable to make estimates related to any other site, or for example tell us why the range of additional reasonably possible loss is not estimated at $145 million, 100 percent of the entire accrual.

    RESPONSE: U. S. Steel is involved in a number of sites, which we evaluate as we progress through each project's life cycle with the involvement of various parties including government agencies and outside contractors. While each site is unique, we have identified several projects with ongoing study and scope development for which material additional costs are viewed as reasonably possible and we will disclose an aggregate amount of reasonably possible additional losses for these sites.

    For several major mature sites, such as the Grand Calumet River dredging, where we have significant knowledge, we are able to disclose that we do not expect material additional costs. There are also a number of very minor sites, sites where we have only recently been notified that we may have responsibility, and sites where U. S. Steel is one of multiple parties, including a number where we have been notified that we are a de minimis party. At multi-party sites we are generally not directly involved with the applicable agency or the contractors undertaking the work. As such, we may not possess the detailed information necessary to make projections about the overall costs that may be involved.

    Based on our current evaluations and in order to better provide reasonably possible costs for all of our sites, we will provide an aggregate reasonably possible cost as a percent of our total accrued liability as of the most recent balance sheet date for the specified sites with ongoing study and scope development, for mature sites and for all other sites.

    In response to your comments in this and the prior letter, the following are brief excerpts from the U. S. Steel Form 10-Q for the period ended September 30, 2006, that we expect to file on or about November 3, 2006. We believe these excerpts address reasonably possible losses for our environmental projects, and you will see in the attached selected draft sections of our Form 10-Q that we have classified our various projects to provide a better understanding of the accrued liabilities and potential liabilities for projects that are in varying stages of development. The brief excerpts are:

       Due to uncertainties inherent in remediation projects and the associated liabilities, it is possible that total remediation costs for active matters may exceed the accrued liabilities by as much as 25 percent. [Note: This sentence concludes our lead paragraph, which discloses that accrued liabilities as of September 30, 2006 were $135 million.]

       Additional liabilities associated with future requirements regarding studies, investigations, design and remediation for these projects may prove insignificant or could range in the aggregate up to $25 million. [Note: This sentence appears in a paragraph that identifies four specific projects with ongoing study and scope development.]

    (b) Notwithstanding the disposition of this issue, as previously requested, you should disclose the range of reasonably possible losses related to these contingencies in your discussion of critical estimates. Companies should provide quantitative information as described in Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

    RESPONSE:   U. S. Steel will incorporate this comment into the preparation of the Form 10-K for the year ended December 31, 2006.

    As noted above, the estimate of reasonably possible losses related to these contingencies will be included in Note 16, "Contingencies and Commitments," of the Form 10-Q for the period ended September 30, 2006.


Please contact me, or, in my absence, Jack Moran, Senior Counsel - Corporate (412-433-2890) with any questions. With respect to any accounting issues, please contact Larry Schultz, Vice President and Controller (412-433-1139), Hayley Scott-Davis, Director - Financial Analysis & External Reporting (412-433-
5556) or Colleen Darragh, Director - Financial Analysis & External Reporting (412-433-5606) directly.


                                   Very truly yours,

                                   /s/ Robert M. Stanton

                                   Robert M. Stanton


16. Contingencies and Commitments

    Environmental Matters - U. S. Steel is subject to federal, state, local and foreign laws and regulations relating to the environment. These laws generally provide for control of pollutants released into the environment and require responsible parties to undertake remediation of hazardous waste disposal sites. Penalties may be imposed for noncompliance.
    Accrued liabilities for remediation activities totaled $135 million at September 30, 2006, of which $17 million was classified as current, and $137 million at December 31, 2005, of which $18 million was classified as current. Expenses related to remediation are recorded in cost of sales and totaled $3 million and $14 million for the quarter and nine months ended September 30, 2006, respectively and $2 million and $10 million for the quarter and nine months ended September 30, 2005, respectively. It is not presently possible to estimate the ultimate amount of all remediation costs that might be incurred or the penalties that may be imposed. Due to uncertainties inherent in remediation projects and the associated liabilities, it is possible that total remediation costs for active matters may exceed the accrued liabilities by as much as 25 percent.


    Remediation Projects
    --------------------
    U. S. Steel is involved in environmental remediation projects at or adjacent to several
    U. S. Steel current and former facilities and other locations, that are in various stages of completion ranging from initial characterization through post-closure monitoring. Based on the anticipated scope and degree of uncertainty of projects, we categorize projects as follows:

         (1) Projects with Ongoing Study and Scope
          Development are those projects for which material additional costs are reasonably possible.
         (2) Significant Projects with Defined Scope are those projects with significant accrued liabilities, a defined scope and little likelihood of material additional costs.
         (3) Other Projects are those projects with relatively small accrued liabilities for which we believe that, while additional costs are possible, they are not likely to be material, and those projects for which we do not yet possess sufficient information to form a judgment about potential costs.

    Projects with Ongoing Study and Scope
    Development - There are four environmental remediation projects where reasonably possible additional costs for completion are not currently estimable, but could be material. These projects are three Resource Conservation and Recovery
    Act (RCRA) programs, including two at Fairfield Works and one at the Fairless Plant, and one state
    Comprehensive Environmental Response, Conservation and Liability Act (CERCLA) program at the Duluth St.
    Louis Estuary and Upland Project.  As of September
    30, 2006, accrued liabilities for these projects totaled $2 million for the costs of studies, investigations, interim measures, remediation and/or design. Additional liabilities associated with future requirements regarding studies, investigations, design and remediation for these projects may prove insignificant or could range in the aggregate up to $25 million. It is anticipated that the scope of one of the Fairfield Works RCRA projects will become defined during 2007 and may be removed from this category. The scope of the Duluth project, depending on agency negotiations, could also become defined in 2007.

    Significant Projects with Defined Scope - As of
    September 30, 2006, a total of $63 million was accrued for projects at or related to Gary Works, as well as the Municipal Industrial & Disposal Company
    (MIDC) CERCLA site in Elizabeth, PA, where the scope of the work required is well developed. The Gary
    Works projects include the RCRA program, Natural
    Resource Damages (NRD) claims, completion of projects for the Grand Calumet River and the related
    Corrective Action Management Unit (CAMU), and closure costs for three hazardous waste disposal sites and one solid waste disposal site. The RCRA program is in the final study stage and data currently indicates that any further required remediation, beyond that which has been accrued, should not be material. The
    NRD claims have been resolved by final settlement orders and payment schedules are determined. The
    Grand Calumet River and the related CAMU project are essentially complete, except for currently accrued liabilities for costs associated with additional dredging, CAMU maintenance and wastewater treatment.
    A Closure Permit application has been submitted for the hazardous waste sites, that also addresses the one solid waste site, and there has been no meaningful agency action on the application.
    Investigation and studies have been completed for the MIDC project as well as 90 percent of the remedial design. U. S. Steel does not expect any material additional costs related to these projects.

    At U. S. Steel's former Geneva Works, liability for environmental remediation, including for the closure of three hazardous waste impoundments and facility-wide corrective action, has been allocated between U. S. Steel and Geneva Steel Company pursuant to an asset sales agreement and a permit issued by Utah Department of Environmental Quality. In
    December 2005, a third party purchased the Geneva site and assumed Geneva Steel's rights and obligations under the asset sales agreement and the permit pursuant to a bankruptcy court order. U. S.
    Steel has reviewed environmental data concerning the project, has commenced the development of work plans that are necessary to begin field investigations and has begun remediation on some areas of the site for which U. S. Steel has responsibility. U. S. Steel had an accrued liability of $24 million as of September 30, 2006 for its share of the remaining costs of remediation and does not expect additional costs to be material.

    Other Projects - There are five other
    environmental remediation projects which each had an accrued liability of between $1 million and $5 million. The total accrued liability for these projects at September 30, 2006 was $14 million.
    These projects have progressed through a significant portion of the design phase and material additional costs are not expected.

    The remaining environmental remediation projects each had an accrued liability of less than $1 million. The total accrued liability for these projects at September 30, 2006 was $12 million. We do not foresee material additional liabilities for any of these sites.

    Post-Closure Costs - Accrued liabilities for post-closure site monitoring and other costs at various closed landfills totaled $15 million at September 30, 2006 and were based on a known scope of work.

    Administrative and Legal Costs - As of September 30,
    2006, U. S. Steel had an accrued liability of $5 million for administrative and legal costs related to environmental remediation projects. These accrued liabilities were based on annual administrative and legal cost projections and do not change significantly from year to year.



ENVIRONMENTAL PROCEEDINGS

Gary Works

On  January 26, 1998, pursuant to an action filed by  the
U.S.  Environmental Protection Agency (EPA) in the United
States  District  Court  for  the  Northern  District  of
Indiana   titled  United  States  of  America   v.   USX,
U.  S. Steel entered into a consent decree with EPA which
resolved  alleged  violations  of  the  Clean  Water  Act
National  Pollutant Discharge Elimination System  (NPDES)
permit   at  Gary  Works  and  provides  for  a  sediment
remediation  project for a section of the  Grand  Calumet
River that runs through Gary Works.  As of September  30,
2006,  project  costs  have amounted  to  $52.7  million.
U.  S. Steel anticipates doing additional dredging  at  a
cost  of  $8.4 million.  The Corrective Action Management
Unit  (CAMU)  will  remain available to  receive  dredged
materials from the Grand Calumet River and could be  used
for   containment   of  approved  material   from   other
corrective  measures conducted at Gary Works pursuant  to
the   Administrative  Order  on  Consent  for  corrective
action.  CAMU maintenance and wastewater treatment  costs
are  anticipated to be an additional $2.1 million for the
next  five years.  In 1998, U. S. Steel also entered into
a consent decree with the public trustees, which resolves
liability  for  natural  resource  damages  on  the  same
section of the Grand Calumet River.  U. S. Steel will pay
the  public  trustees $1.0 million  at  the  end  of  the
remediation project for ecological monitoring costs.   In
addition,  U. S. Steel is obligated to perform,  and  has
initiated, ecological restoration in this section of  the
Grand Calumet River.  The costs required to complete  the
ecological  restoration work are  estimated  to  be  $1.1
million.   In total, the accrued liability for the  above
projects based on the estimated remaining costs was $12.6 million at September 30, 2006.

At  Gary  Works,  U. S. Steel has agreed to  close  three
hazardous  waste  disposal  sites  and  one  solid  waste
disposal  site  located on plant property.   The  related
accrued liability for the total estimated costs was $19.2 million at September 30, 2006.

On  October  23,  1998, EPA issued a final Administrative
Order  on Consent addressing Corrective Action for  solid
waste management units throughout Gary Works.  This order
requires  U.  S. Steel to perform a Resource Conservation
and  Recovery Act (RCRA) Facility Investigation (RFI) and
a  Corrective Measure Study (CMS) at Gary Works.  Reports
of  field  investigation findings for Phase I work  plans
have  been submitted to EPA.  Two Phase II RFI work plans
have  been  submitted  to EPA for approval.   Four  self-
implementing   interim  measures  have  been   completed.
Through  September  30,  2006,  U.  S.  Steel  has  spent
approximately $22.7 million for the studies, work  plans,
field   investigations   and  self-implementing   interim
measures.   U.  S. Steel is preparing a proposal  to  EPA
seeking approval for perimeter groundwater monitoring and
has begun an investigation of sediments in the West Grand
Calumet Lagoon.  The costs to complete the Phase  I  work
and  implement the field investigations for the submitted
Phase   II   work   plans,   the  anticipated   perimeter
groundwater  monitoring  and investigation  of  the  West
Grand  Calumet  Lagoon are estimated to be $3.6  million.
U.  S.  Steel  is  preparing a proposal  to  EPA  seeking
approval  to  implement Corrective Measures necessary  to
address  soil contamination at Gary Works.  Additionally,
U.  S.  Steel  has informed EPA that it will  remove  the
abandoned  drums recently discovered in  the  West  Grand
Calumet Lagoon and dispose of the materials at the  CAMU.
U.  S. Steel estimates the minimum cost of the Corrective
Measures  for soil contamination and drum removal  to  be
approximately $3.5 million.  Closure costs for  the  CAMU
are  estimated  to be an additional $4.9 million.   Until
the   remaining   Phase  I  work  and  Phase   II   field
investigations are completed, it is impossible to  assess
what  additional  expenditures  will  be  necessary   for
Corrective Action projects at Gary Works.  In total,  the
accrued  liability  for  the  above  projects  was  $12.0
million at September 30, 2006, based on the estimated remaining costs.

In  October 1996, U. S. Steel was notified by the Indiana
Department of Environmental Management (IDEM), acting  as
lead  trustee, that IDEM and the U.S. Department  of  the
Interior  had  concluded a preliminary  investigation  of
potential  injuries  to  natural  resources  related   to
releases  of hazardous substances from various  municipal
and industrial sources along the east branch of the Grand
Calumet  River  and Indiana Harbor Canal.   U.  S.  Steel
agreed to pay to the public trustees $20.5 million over a
five-year period for restoration costs, plus $1.0 million
in assessment costs.  A Consent Decree memorializing this
settlement  was entered on the record by  the  court  and
thereafter became effective April 1, 2005.  U.  S.  Steel
paid  its  entire share of the assessment costs and  $4.5
million  of  its share of the restoration  costs  to  the
public  trustees in 2005.  U. S. Steel paid an additional
$4.0  million  of  its  share of restoration  costs  plus
interest   in  2006.   A  balance  of  $12   million   in
restoration costs to complete our settlement obligations remains as an accrued liability as of September 30, 2006.

On  November 30, 1999, IDEM issued a notice of  violation
(NOV)  alleging  various air violations  at  Gary  Works,
including opacity violations at the No. 1 BOP and pushing
violations  at  the four coke batteries.  On  August  21,
2002,  IDEM  issued a revised NOV, which  supercedes  the
1999  NOV  and includes alleged violations at  the  blast
furnaces,  steel shops and coke batteries  from  1998  to
2002.   On  December 27, 2005, IDEM issued  a  NOV  which
includes  alleged violations at the No. 8  Blast  Furnace
and  the  Coke  Batteries for the period of 2002  through
2005.   The  cost  of the settlement of  this  matter  is
currently indeterminable.  U. S. Steel received  a  draft
Agreed Order from IDEM on June 27, 2006, which includes a proposed penalty of $2.3 million. The Agreed Order also includes pushing compliance plans, a door work practice plan, a refractory repair plan, monitoring of flue caps, installation of two ambient monitors and compliance with all coke battery requirements by January 1, 2007. U. S.
Steel responded with comments on the draft Order and is now in discussions with IDEM to resolve this matter. The
$2.3 million proposed penalty was recorded as an accrued liability as of September 30, 2006.

Clairton

In  March  2006,  U. S. Steel met with  Allegheny  County
Health  Department  (ACHD) to  discuss  entering  into  a
Consent  Order  to  address  compliance  with  the  stack
opacity  limit  at the pushing emission control  baghouse
for  B  Battery.  No penalty amount was discussed, but  a
penalty of an undetermined amount is anticipated.  U.  S.
Steel  had  already submitted a compliance plan  to  ACHD
committing  to  repair  of 24 thru-walls.   U.  S.  Steel
received a draft Consent Order from ACHD on July 3, 2006, and is in discussions with ACHD to resolve this matter.
A liability has not been recorded for this matter as the amount of the penalty it is not currently determinable.

Midwest Plant

A  former disposal area located on the east side  of  the
Midwest  Plant  was designated a solid  waste  management
unit (East Side SWMU) by IDEM before U. S. Steel acquired
this  plant from National Steel Corporation.   After  its
acquisition, U. S. Steel conducted further investigations of the East Side SWMU. As a result, U. S. Steel has submitted a Closure Plan to IDEM recommending an "in-place" closure of the East Side SWMU. The cost to close the East Side SWMU is expected to be $4.1 million, and was recorded as an accrued liability as of September 30, 2006.

Fairless Plant

In  January 1992, U. S. Steel commenced negotiations with
EPA  regarding  the terms of an Administrative  Order  on
consent, pursuant to RCRA, under which U. S. Steel  would
perform a RFI and a CMS at its Fairless Plant.  A Phase I
RFI  report  was  submitted during the third  quarter  of
1997.  A Phase II/III RFI will be submitted following EPA
approval  of the Phase I report.  While the RFI/CMS  will
determine whether there is a need for, and the scope  of,
any   remedial   activities  at   the   Fairless   Plant,
U. S. Steel continues to maintain interim measures at the
Fairless Plant and has completed investigation activities
on   specific   parcels.   No  remedial  activities   are
contemplated as a result of the investigations  of  these
parcels.  The cost to U. S. Steel to continue to maintain
the  interim measures and develop a Phase II/III RFI Work
Plan is estimated to be $412,000, and was recorded as  an
accrued  liability  as  of September  30,  2006.   It  is
reasonably possible that additional costs of $25 million may be incurred at a combination of this site in addition to the two RCRA projects at Fairfield Works and the project at the Duluth Works discussed elsewhere in this section.

Fairfield Works

A  consent decree was signed by U. S. Steel, EPA and  The
U.S.  Department  of Justice and filed  with  the  United
States  District  Court  for  the  Northern  District  of
Alabama (United States of America v. USX Corporation)  on
December 11, 1997, under which U. S. Steel paid  a  civil
penalty  of  $1.0  million,  completed  two  Supplemental
Environmental Projects (SEPs) at a cost of $1.75  million
and  initiated  a RCRA corrective action program  at  the
facility.    The   Alabama  Department  of  Environmental
Management  (ADEM)  assumed  primary  responsibility  for
regulation  and  oversight of the RCRA corrective  action
program  at  Fairfield Works, with the approval  of  EPA.
The  first  Phase I RFI work plan was approved and  field
sampling  for  the  work  plan  was  completed  in  2004.
U.  S.  Steel submitted a Phase I RFI Report to  ADEM  in
February 2005.  ADEM approved the Phase I RFI Report  and
requested a Phase II RFI work plan.  The cost to  develop
and implement the Phase II RFI work plan is estimated  to
be  $819,000, and was recorded as an accrued liability as
of  September  30, 2006.  In addition, U.  S.  Steel  has
implemented a final corrective measure for remediation of
Upper  Opossum Creek and has completed the fieldwork  for
this   final   measure  and  submitted  a   certification
completion  report to ADEM.  U. S. Steel has  an  accrued
liability   for   possible  additional   work   on   this
remediation project of $824,000 as of September 30, 2006,
pending   final   approval  by  ADEM  of  the   completed
fieldwork.   U.  S. Steel has completed the investigation
and  remediation  of Lower Opossum Creek  under  a  joint
agreement  with  Beazer, Inc. whereby  U.  S.  Steel  has
agreed  to  pay 30 percent of the costs.  U.  S.  Steel's
remaining share of the costs for sediment remediation  is
$210,000.   In  January 1999, ADEM  included  the  former
Ensley  facility  site  in Fairfield  Corrective  Action.
Based  on results from its Phase I facility investigation
of  Ensley, U. S. Steel has identified approximately  2.5
acres  of  land at the former coke plant for remediation.
The  estimated  cost  to remediate this  area  and  close
Ensley  was  recorded  as an accrued  liability  of  $1.5
million as of September 30, 2006.  While U. S. Steel does
not  possess information necessary to estimate reasonably
possible  additional costs at this site, they  may  range
from insignificant to substantial.  In total, the accrued
liability  for  the  projects described  above  was  $3.4
million   at  September  30,  2006,  based  on  estimated
remaining   costs.   It  is  reasonably   possible   that
additional costs of $25 million may be incurred at a combination of these sites in addition to the RCRA project at the Fairless Plant and the project at the Duluth Works discussed elsewhere in this section.

Great Lakes Works

Effective February 14, 2005, U. S. Steel entered  into  a
consent  order  with Michigan Department of Environmental
Quality (MDEQ) related to Great Lakes Works that included
the installation of a new bag house for B2 Blast Furnace,
which has been completed; the installation of baffles  at
the  Quench Tower, which has been completed; projects  to
reduce  emissions from the steel-producing facilities;  a
civil penalty of $950,000, which has been paid; and a SEP
at  a  cost  of  $200,000  for river  bank  improvements.
Construction  for  the  riverbank  restoration  SEP   was
completed   in   September  2005.   Various  construction
projects were initiated at the steel-producing facilities
to   improve  emission  capture  and  control.    On-site
construction activities associated with these projects have been completed in compliance with the consent order schedule.

On January 6, 2006, Great Lakes Works received a proposed
administrative  consent  order  from  MDEQ  that  alleged
violations of NPDES permits at the facility.  U. S. Steel
is  engaged  in  negotiations with MDEQ to  resolve  this
matter  and U. S. Steel has submitted to MDEQ a  proposed
revised  consent order with a proposed civil penalty  and
SEP  totaling $300,000, which was recorded as an  accrued
liability  as of September 30, 2006.  The proposed  order
identifies certain corrective actions desired by MDEQ  to
address  the alleged violations.  Great Lakes  Works  had
previously  initiated work on some  of  these  corrective
actions  and  is  committed to do  others.   One  of  the
corrective actions addresses three river basins along the
Detroit River and U. S. Steel has undertaken a project to
remove historic basin sediments from these areas.  As  of
September  30, 2006, $1.1 million has been spent  on  the
project,  and  an accrued liability of $1.8  million  has
been  recorded for estimated costs to complete the  river
basin   project.    Costs  to  complete   the   remaining
corrective actions are presently not determinable.

Duluth Works

At the former Duluth Works in Minnesota, U. S. Steel spent a total of approximately $13.1 million for cleanup and agency oversight costs through September 30, 2006.
The Duluth Works was listed by the Minnesota Pollution
Control Agency under the Minnesota Environmental Response and Liability Act on its Permanent List of Priorities.
EPA has consolidated and included the Duluth Works site with the St. Louis River and Interlake sites on EPA's
National Priorities List. The Duluth Works cleanup has proceeded since 1989. U. S. Steel is conducting an engineering study of the estuary sediments. The method and extent of remediation at this site is presently unknown, therefore, future costs are indeterminable.
Study and oversight costs are currently estimated at $273,000, and were recorded as an accrued liability as of September 30, 2006. These costs include risk assessment, sampling, inspections and analytical work, and development of a work plan and cost estimate to implement
EPA five-year review recommendations. It is reasonably possible that additional costs of $25 million may be incurred at a combination of this site in addition to the two RCRA projects at Fairfield Works and the RCRA project at the Fairless Plant discussed elsewhere in this section.

Granite City Works

Granite City Works received two NOVs, dated February  20,
2004  and  March 25, 2004 for air violations at the  coke
batteries, the blast furnace and the steel shop.  All  of
the  issues  have  been  resolved  except  for  an  issue
relating to air emissions that occur when coke is  pushed
out  of  the ovens for which a compliance plan  has  been
submitted to the Illinois Environmental Protection Agency
(IEPA).   IEPA  referred the two  NOVs  to  the  Illinois
Attorney General's Office for enforcement.  We anticipate
resolving  this  case by entering into a  Consent  Order,
which will include a revised pushing compliance plan  and
a   penalty.   IEPA  has  proposed  a  civil  penalty  of
$175,000.   On September 14, 2005, the Illinois  Attorney
General  filed a complaint in the Madison County  Circuit
Court,  titled People of the State of Illinois  ex.  rel.
Lisa  Madigan vs. United States Steel Corporation,  which
included the issues raised in the two NOVs.  U. S.  Steel
submitted  a  counteroffer  of  $125,000  for  the  civil
penalty  and  will  submit  to IEPA  an  updated  pushing
compliance  plan.   U. S. Steel has recorded  an  accrued
liability of $175,000 for this matter as of September 30, 2006.

Geneva Works

At  U.  S.  Steel's  former Geneva Works,  liability  for
environmental remediation, including the closure of three
hazardous waste impoundments and facility-wide corrective
action, has been allocated between U. S. Steel and Geneva
Steel Company pursuant to an asset sales agreement and  a
permit   issued   by  Utah  Department  of  Environmental
Quality.   In December 2005, a third party purchased  the
Geneva site and assumed Geneva Steel Company's rights and
obligations  under  the  asset sales  agreement  and  the
permit pursuant to a bankruptcy court order.  U. S. Steel
has  reviewed  environmental  data  concerning  the  site
gathered  by itself and third parties, has commenced  the
development  of  work plans that are necessary  to  begin
field  investigations and has begun remediation  on  some
areas   of   the   site  for  which  U.  S.   Steel   has
responsibility.   U.  S. Steel has  recorded  an  accrued
liability of $24.3 million as of September 30, 2006, for its estimated share of the remaining costs of remediation of three hazardous waste impoundments.